Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

Revenues	3	78,508	55,964	282,891	169,237
Cost of sales
Production costs	4	(33,375)	(44,398)	(137,871)	(161,139)
Depletion and amortization	4	(11,785)	(16,067)	(33,161)	(43,715)
Earnings (loss) from mining operations		33,348	(4,501)	111,859	(35,617)

General and administrative		(2,181)	(2,347)	(9,941)	(9,198)
Share-based compensation	15b	(2,231)	(249)	(5,673)	(2,242)
Exploration and evaluation		(450)	(479)	(1,409)	(1,728)
Loss on derivatives	5	(1,151)	(32)	(8,466)	(2,027)
Other income (expenses)	7	(3,346)	183	(2,800)	(4,476)
Income (loss) before financing costs and income taxes		23,989	(7,425)	83,570	(55,288)

Finance expenses	6,12	(8,385)	(7,964)	(37,738)	(21,979)
Finance income		403	279	1,204	787
Foreign exchange gains (loss)		10,433	(4,830)	18,897	16,397
Income (loss) before income taxes		26,440	(19,940)	65,933	(60,083)

Income tax (expense) recovery	8	(6,304)	4,330	(24,071)	23,574
Net income (loss)		20,136	(15,610)	41,862	(36,509)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets	9	(297)	(519)	(731)	879
Foreign currency translation reserve		(4,355)	1,626	(8,267)	(6,235)
Total other comprehensive income (loss)		(4,652)	1,107	(8,998)	(5,356)

Total comprehensive income (loss)		15,484	(14,503)	32,864	(41,865)

Earnings (loss) per share
Basic		0.09	(0.07)	0.19	(0.16)
Diluted		0.09	(0.07)	0.18	(0.16)

Weighted average shares outstanding (thousands)
Basic		226,358	221,835	225,296	221,822
Diluted		229,859	221,835	228,305	221,822

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

Operating activities
Net income (loss) for the period		20,136	(15,610)	41,862	(36,509)
Adjustments for:
Depletion and amortization		11,785	16,066	33,161	43,799
Income tax expense (recovery)	8	6,304	(4,330)	24,071	(23,574)
Share-based compensation expense	15b	2,250	253	5,779	2,300
Loss on derivatives	5	1,151	32	8,466	2,027
Finance expenses, net	6,12	7,982	7,685	36,534	21,192
Unrealized foreign exchange (gains) loss		(10,299)	5,090	(19,225)	(16,587)
Write-down of mine equipment	7	3,551	-	3,551	-
Deferred revenue deposit	13	-	-	44,151	-
Amortization of deferred revenue	13	(296)	-	(1,026)	-
Deferred electricity payments (repayments)	14	(1,662)	3,706	(2,711)	8,505
Other operating activities		(1,294)	(76)	(1,846)	(108)
Net change in non-cash working capital	17	(2,484)	(20,309)	6,413	(16,855)
Cash provided by (used for) operating activities		37,124	(7,493)	179,180	(15,810)

Investing activities
Purchase of property, plant and equipment	11	(28,975)	(4,423)	(68,883)	(10,427)
Purchase of copper put options	5	(2,026)	(1,824)	(2,960)	(2,752)
Proceeds from copper put options		-	594	-	2,946
Investment in other financial assets		(1,395)	-	(1,395)	-
Other investing activities		222	76	509	488
Cash used for investing activities		(32,174)	(5,577)	(72,729)	(9,745)

Financing activities
Net proceeds from issuance of senior secured notes	12a	(118)	-	317,596	-
Repayment of senior notes	12b	-	-	(264,180)	-
Repayment of senior secured credit facility	12c	-	-	(92,463)	-
Settlement of copper call option	12c,14	-	-	(15,745)	-
Interest paid	6,12	(526)	(649)	(29,432)	(11,864)
Repayment of capital leases and equipment loans		(3,658)	(4,453)	(12,695)	(12,076)
Proceeds on exercise of options and warrants	15a	223	3	2,517	10
Proceeds from senior secured credit facility	12c	-	-	-	93,605
Financing costs for senior secured credit facility	12c	-	-	-	(4,346)
Repayment of Curis secured loan	12c	-	-	-	(43,767)
Cash provided by (used for) financing activities		(4,079)	(5,099)	(94,402)	21,562
Effect of exchange rate changes on cash and equivalents		(2,247)	539	(5,410)	(411)
Increase (decrease) in cash and equivalents		(1,376)	(17,630)	6,639	(4,404)
Cash and equivalents, beginning of period		97,045	81,747	89,030	68,521
Cash and equivalents, end of period		95,669	64,117	95,669	64,117

Supplementary cash flow disclosures (Note 17)

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
	Note	2017	2016

ASSETS
Current assets
Cash and equivalents		95,669	89,030
Accounts receivable		8,284	12,905
Other financial assets	9	3,523	1,574
Inventories	10	57,901	60,550
Prepaids		1,828	1,268
		167,205	165,327

Property, plant and equipment	11	766,753	730,208
Other financial assets	9	48,286	48,368
Goodwill		5,146	5,536
		987,390	949,439

LIABILITIES
Current liabilities
Accounts payable and other liabilities		44,279	33,416
Current income tax payable		1,097	889
Current portion of long-term debt	12	13,089	16,157
Current portion of deferred revenue	13	1,796	–
Interest payable on senior notes		7,963	4,336
		68,224	54,798

Long-term debt	12	318,344	373,133
Provision for environmental rehabilitation ("PER")	11	94,585	98,454
Deferred and other tax liabilities		84,323	62,202
Deferred revenue	13	39,453	-
Other financial liabilities	14	5,375	21,913
		610,304	610,500

EQUITY
Share capital	15	421,510	417,975
Contributed surplus		47,495	45,747
Accumulated other comprehensive income ("AOCI")		3,359	12,357
Deficit		(95,278)	(137,140)
		377,086	338,939
		987,390	949,439

Commitments and contingencies	13,16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

		Share	Contributed
		capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2016		417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants		-	830	-	-	830
Share-based compensation		-	1,718	-	-	1,718
Exercise of options		14	(4)	-	-	10
Total comprehensive loss for the period		-	-	(5,356)	(36,509)	(41,865)
Balance at September 30, 2016		417,958	45,102	10,226	(142,253)	331,033

Balance at January 1, 2017		417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants	15c	-	1,876	-	-	1,876
Share-based compensation		-	2,765	-	-	2,765
Exercise of options and warrants	15b,c	3,535	(1,017)	-	-	2,518
Settlement of performance share units		-	(1,876)	-	-	(1,876)
Total comprehensive income (loss) for the period		-	-	(8,998)	41,862	32,864
Balance at September 30, 2017		421,510	47,495	3,359	(95,278)	377,086

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2017 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as to the accounting policy for deferred revenue as disclosed in Note 13. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 26, 2017.

(b) Use of judgments and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2016, except for new judgments in the determination of the accounting treatment of the silver purchase and sale agreement presented as deferred revenue (Note 13).

(c) New accounting standards

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at September 30, 2017:

  In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement of financial instruments, a forward-looking “expected credit loss” impairment model and significant changes to general hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to adopt IFRS 9 at the date it becomes effective. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

  In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The standard contains a single five-step model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time, when control of the goods or services is transferred to the customer; or over time, in a manner that best reflects the entity’s performance. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sales agreements with customers. The Company plans to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and is conducting preliminary assessments on the impact of this change on its consolidated financial statements. The Company does not anticipate any significant changes in the gross amounts of revenue recognized from its customers.

  In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. Upon adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet quantified the impact of this standard on its consolidated financial statements.

3. REVENUE

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Copper contained in concentrate	80,759	60,515	290,262	184,025
Molybdenum concentrate	3,511	711	16,766	711
Silver	402	1,128	1,662	2,970
Total gross revenue	84,672	62,354	308,690	187,706
Less: Treatment and refining costs	(6,164)	(6,390)	(25,799)	(18,469)
Revenue	78,508	55,964	282,891	169,237

4. COST OF SALES

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Site operating costs	31,904	52,930	122,098	159,146
Transportation costs	4,498	3,544	15,207	11,149
Changes in inventories of finished goods and ore stockpiles	(3,027)	(12,076)	566	(9,156)
Production costs	33,375	44,398	137,871	161,139
Depletion and amortization	11,785	16,067	33,161	43,715
Cost of sales	45,160	60,465	171,032	204,854

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

5. DERIVATIVE INSTRUMENTS

During the three month period ended September 30, 2017, the Company purchased put option contracts for 30 million pounds of copper, at a cost of $2,026. These put options mature in equal monthly amounts over the fourth quarter of 2017 and first quarter of 2018. The outstanding options at September 30, 2017 are summarized in the following table:

	Notional amount	Strike price	Term to maturity	Fair value asset
Copper put option contracts	30 million lbs	US$2.70 per lb	Q4 2017 and Q1 2018	954

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Realized loss (gain) on copper put options	504	(18)	1,089	986
Unrealized loss on copper put options	647	567	1,072	567
Change in fair value of copper call option (Note 12c)	-	(517)	6,305	474
	1,151	32	8,466	2,027

In June 2017, the Company settled the copper call option obligation with a payment of $15,745 to the senior secured credit facility lender (see Note 12c).

6. FINANCE EXPENSES

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Interest expense	7,818	7,385	22,932	20,166
Accretion on PER	567	579	1,704	1,813
Loss on settlement of long-term debt	-	-	13,102	-
	8,385	7,964	37,738	21,979

As part of a refinancing completed in June 2017, the Company redeemed its $US200 million senior notes and repaid its US$70 million senior secured credit facility (see Note 12). The settlement of long-term debt resulted in a loss of $13,102, which includes a write-off of $9,203 of deferred financing costs relating to the settled debt and additional interest costs of $3,899 which were paid in lieu of notice to the noteholders and senior secured lender.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

7. OTHER EXPENSES (INCOME)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Write-down of mine equipment	3,551	-	3,551	-
Management fee income	(292)	(224)	(876)	(678)
Special shareholder meeting costs	-	81	-	4,873
Other financing costs	-	-	-	616
Other operating expense (income), net	87	(40)	125	(335)
	3,346	(183)	2,800	4,476

8. INCOME TAX

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Current expense	420	-	1,396	-
Deferred expense (recovery)	5,884	(4,330)	22,675	(23,574)
	6,304	(4,330)	24,071	(23,574)

9. OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2017	2016
Current:
Marketable securities	2,569	1,419
Copper put option contracts (Note 5)	954	155
	3,523	1,574
Long-term:
Subscription receipts	10,333	10,333
Reclamation deposits	30,453	30,535
Restricted cash	7,500	7,500
	48,286	48,368

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

10. INVENTORIES

	September 30,	December 31,
	2017	2016
Ore stockpiles	19,971	28,186
Copper concentrate	11,217	5,741
Molybdenum concentrate	326	106
Materials and supplies	26,387	26,517
	57,901	60,550

11. PROPERTY, PLANT & EQUIPMENT

During the three month period ended September 30, 2017, the Company capitalized stripping costs of $22,853 and incurred other capital expenditures for Gibraltar of $3,480. In addition, the Company capitalized development costs of $1,820 for the Florence Copper and $564 for the Aley Niobium projects. Non-cash additions to property, plant and equipment include $12,019 for the acquisition of mining equipment under capital leases and $2,188 of depreciation on mining assets related to capitalized stripping.

During the nine month period ended September 30, 2017, the Company capitalized stripping costs of $51,551 and incurred other capital expenditures for Gibraltar of $7,209. In addition, the Company capitalized development costs of $8,516 for the Florence Copper and $1,278 for the Aley Niobium projects. Non-cash additions to property, plant and equipment include $13,059 for the acquisition of mining equipment under capital leases and $4,803 of depreciation on mining assets related to capitalized stripping. The Company also capitalized interest of $2,602 during the nine month period ended September 30, 2017, related to the Florence Copper Project.

The rehabilitation cost asset decreased by $5,182 for the nine month period ended September 30, 2017, as a result of changes in estimates during the period including an increase in estimated costs and market driven discount rate changes.

12. DEBT

	September 30, 2017		December 31, 2016

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	10,252	10,293	8,059	8,150
Secured equipment loans	2,837	2,863	8,098	8,073
	13,089	13,156	16,157	16,223
Long-term:
Senior secured notes (Note 12a)	299,949	317,460	-	-
Capital leases	16,347	16,412	11,917	12,051
Secured equipment loans	2,048	2,087	3,298	3,303
Senior notes (Note 12b)	-	-	266,435	223,026
Senior secured credit facility (Note 12c)	-	-	91,483	91,933
	318,344	335,959	373,133	330,313

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(a) Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15, commencing on December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9,326 resulting in net proceeds from the offering of $317,596 (US$240,468). The net proceeds were used, along with cash on hand, to redeem the senior notes (Note 12b) and to repay the senior secured credit facility and to settle the related copper call option (Note 12c),

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to June 15, 2019, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until June 15, 2019, the Company may redeem up to 35% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.750%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

(b) Senior notes

In April 2011, the Company completed a public offering of US$200,000 in senior unsecured notes. On June 14, 2017, the senior unsecured notes were redeemed at 100% of par value plus accrued interest to the redemption date for a total cost of $269,185 (US$203.8 million).

The unsecured notes were scheduled to mature on April 15, 2019 and were bearing interest at a fixed annual rate of 7.75%, payable semi-annually. The notes were unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees were, in turn, guaranteed by the Company. The notes were redeemable by the Company at par value after April 2017.

(c) Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrued interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest was payable upon maturity of the Facility on March 29, 2019. The Facility was repayable at any time without penalty and did not impose any off-take obligations on the Company.

The Facility was secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility was subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 (US$33.2 million) were used to repay an existing secured loan and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47,161 (US$36.8 million) was drawn during the second quarter of 2016. On June 14, 2017, the Facility plus all accrued interest was fully repaid for $104,901 (US$79.4 million).

Upon entering into the Facility in January 2016, the Company issued a call option to the lender for 7,500 tonnes of copper with a strike price of US$2.04/lb. The call option was to mature in March 2019 with an amount then payable to the lender based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. On June 14, 2017 the Company settled the copper call option obligation with a payment to the lender of $15,745 (US$11.9 million), based on the cancellation pay-out amount defined in the Facility agreement.

Upon entering in the Facility, the Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share. These warrants were exercised by the lender in February and March 2017 (Note 15a,c).

The Company had incurred total deferred debt financing costs of $11,257, which included the initial fair value of the copper call option, warrants and other transaction costs. These costs were initially deferred and were being amortized over the life of the loan using the effective interest rate method. The remaining deferred costs were expensed on repayment in June 2017 (Note 6).

13. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share. The fair value of the warrants was estimated to be $1,876 at the date of grant and was measured based on the Black-Scholes valuation model. The fair value was determined using the expected life of 3 years, expected volatility of the Company’s common share price of 61%, an expected dividend yield of 0%, and a risk-free interest rate of 0.9% (Note 15c).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The following table summarizes changes in deferred revenue:
Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(1,026)
Balance, September 30, 2017	41,249

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

September 30, 2017
Current	1,796
Non-current	39,453
41,249

14. OTHER FINANCIAL LIABILITIES

	September 30,	December 31,
	2017	2016
Long-term:
Amounts payable to BC Hydro	8,227	10,938
Less: Current portion payable	(7,400)	-
Deferred share units (Note 15b)	4,548	1,535
Derivative liability – copper call option (Note 12c)	-	9,440
	5,375	21,913

In June 2017 the Company settled the copper call option obligation with a payment of $15,745 to the senior secured credit facility lender (see Note 12c)

As at September 30, 2017, the Company has deferred electricity payments of $8,227 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine is able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price in Canadian dollars during the preceding month. The deferred amount, plus interest at the prime rate plus 5%, will be repayable on a monthly schedule of up to 75% of the monthly electricity billing, if the average copper price during the preceding month exceeds a threshold amount of $3.40 per pound. Any remaining deferred balance will be repayable at the end of the five year term. During the three and nine month period ended September 30, 2017, the Company made net repayments of $1,662 and $2,711 respectively to BC Hydro. The current portion of the amount payable to BC Hydro has been estimated based on recent copper prices, and is recorded as a current liability at September 30, 2017.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

15. EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2017	221,867
Exercise of warrants (Note 12c)	4,000
Exercise of share options	699
Common shares outstanding at September 30, 2017	226,566

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-Based Compensation

		Average
(thousands of options)	Options	Exercise price
Outstanding at January 1, 2017	11,941	1.74
Granted	1,911	1.25
Exercised	(699)	0.68
Expired	(2,229)	2.59
Forfeited	(12)	0.96
Outstanding at September 30, 2017	10,912	1.54

During the nine month period ended September 30, 2017, the Company granted 1,910,500 (2016 – 2,601,000) share options to directors, executives and employees, exercisable at an average exercise price of $1.25 per common share over a three to five year period. The total fair value of options granted was $1,165 (2016 – $442) and had a weighted average grant-date fair value of $0.61 (2016 – $0.17) per option.

The fair value at grant date of share options granted is measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

Nine months ended
September 30, 2017
Expected term (years)	4.5
Forfeiture rate	0%
Volatility	61%
Dividend yield	0%
Risk-free interest rate	1%
Weighted-average fair value per option	$ 0.61

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	DSUs	PSUs
Outstanding at January 1, 2017	1,323,371	1,706,792
Granted	620,000	400,000
Settled	-	(887,792)
Outstanding at September 30, 2017	1,943,371	1,219,000

During the three and nine month period ended September 30, 2017, 645,559 and 887,792 respectively, of the PSUs issued to executives during the first six months of 2016, in lieu of annual incentive plan payments for 2015, were settled on a cash basis. The 242,233 PSUs that settled during the second quarter were cash-settled at $1.75 per unit, with 645,559 PSUs settled at $2.25 per unit during the third quarter. The settlement amounts were based on the 5-day volume weighted average share price prior to the vesting date.

During the nine month period ended September 30, 2017, 620,000 DSUs were issued to directors (2016 - 714,000) and 400,000 PSUs to senior executives (2016 – 1,349,292). The fair value of DSUs and PSUs granted was $1,301 (2016 - $1,080), with a weighted average fair value at the grant date of $1.27 per unit for the DSUs (2016 - $0.38 per unit) and $1.27 per unit for the PSUs (2016 - $0.60 per unit).

A total share based compensation expense of $2,250 and $5,779 has been recognized for the three and nine month periods ended September 30, 2017 (2016: $253 and $2,300).

(c) Share Purchase Warrants

	Warrants	Exercise Price
Outstanding at January 1, 2017	4,000,000	0.51
Issued	3,000,000	2.74
Exercised	(4,000,000)	0.51
Outstanding at September 30, 2017	3,000,000	2.74

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

At September 30, 2017, capital commitments totaled $2,371 and the Company’s share of contractual operating commitments totaled $11,460.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $10,495 as at September 30, 2017.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

17. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Change in non-cash working capital items
Accounts receivable	3,653	(7,190)	4,136	(4,533)
Inventories	(3,127)	(11,364)	696	(10,636)
Prepaids	423	318	(557)	(312)
Accounts payable and accrued liabilities	(3,363)	(2,165)	3,303	(59)
Interest payable	(70)	92	(90)	(565)
Income tax paid	-	-	(1,075)	(750)
	(2,484)	(20,309)	6,413	(16,855)
Non-cash investing and financing activities
Share purchase warrants issued (Note 13)	-	-	1,876	-
Assets acquired under capital lease	12,019	-	13,059	-
Derivative liabilities (Note 12c)	-	-	-	7,334
Share purchase warrants exercised (Note 12c)	-	-	(830)	830
	12,019	-	14,105	8,164

18. RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended		nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Hunter Dickinson Services Inc.:
General and administrative expenses	285	309	1,008	1,084
Exploration and evaluation expenses	11	11	84	31
	296	320	1,092	1,115
Gibraltar joint venture:
Management fee income	291	223	875	677
Reimbursable compensation expenses and
third party costs	(6)	(4)	33	101
	285	219	908	778

	Balance due (to) from as at
	September 30,
	2017	2016
Hunter Dickinson Services Inc.	(61)	(56)
Gibraltar Joint Venture	285	(19)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (HDSI), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended September 30, 2017, the Company incurred total costs of $296 (Q3 2016: $320) in transactions with HDSI. Of these, $119 (Q3 2016: $143) related to administrative, legal, exploration and tax services, $107 related to reimbursements of office rent costs (Q3 2016: $107), and $70 (Q3 2016: $70) related to director fees for two Taseko directors who are also principals of HDSI.

For the nine month period ended September 30, 2017, the Company incurred total costs of $1,092 (2016: $1,115) in transactions with HDSI. Of these, $463 (2016: $495) related to administrative, legal, exploration and tax services, $419 related to reimbursements of office rent costs (2016: $410), and $210 (2016: $210) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
September 30, 2017
Financial assets designated as FVTPL
Copper put option contracts	-	954	-	954
Available-for-sale financial assets
Marketable securities	2,569	-	-	2,569
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,453	-	-	30,453
	33,022	954	10,333	44,309
December 31, 2016
Financial assets designated as FVTPL
Copper put option contracts	-	155	-	155
Available-for-sale financial assets
Marketable securities	1,419	-	-	1,419
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,535	-	-	30,535
	31,954	155	10,333	42,442
Financial liabilities
Copper call option (Note 12b)	-	9,440	-	9,440

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2017.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 4.1% based on the relevant loans effective interest rate.

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a third party transaction.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at September 30,
2017
Copper increase/decrease by US$0.30/lb.1, [2]	3,839

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended September 30, 2017 of CAD/USD 1.2480 was used in the analysis.
2At September 30, 2017, 10 million pounds of copper in concentrate were exposed to copper price movements.